QUITCLAIM DEED
FOR MINING CLAIMS/SITES IN OREGON

Ronald C. Gibson, Benjamin H. Erskine, Michael W. Marshall, Linda R. Hata of Prospect Silica Enterprises, Inc., with a business address at 201 Forest Creek Road, Jacksonville, Oregon, 97530-1901

for consideration paid, assigns, conveys, and quitclaims to:

Q Lotus Inc., a Nevada Corporation, with a business address at 500 N Dearborn, Unit 605, Chicago, IL, 60654

The following mining claims/sites in Jackson County, Oregon:

Claim/Site Name	BLM Serial Number
RAMEX 2	ORMC 149 084
RAMEX 3	ORMC 149 085
RAMEX 4	ORMC 149 086
RAMEX 5	ORMC 149 087
RAMEX 8	ORMC 149 089
RAMEX 9	ORMC 149 090
RAMEX 10	ORMC 149 091
RAMEX 11	ORMC 149 092
RAMEX 14	ORMC 149 094
RAMEX 15	ORMC 149 095
RAMEX 16	ORMC 149 096
RAMEX 17	ORMC 149 097
RAMEX 19	ORMC 156 974
RAMEX 20	ORMC 156 975
RAMEX 21	ORMC 156 976
RAMEX 22	ORMC 156 977
RAMEX 23	ORMC 156 978
RAMEX 24	ORMC 156 979
RAMEX 25	ORMC 156 980
RAMEX 26	ORMC 156 981

WITNESS this 23rd day of April, 2010.



Ronald C. Gibson

Benjamin H. Erskine

Michael W. Marshall

Linda R. Hata

Robert L. Salmon
P. 0. Box 1742
Rogue River, Oregon 97537
(541)-855-7403

Mining Consultant

February 23, 2010

Ron Gibson
POB 400
Rogue River, OR 97537

Re: Silica Deposit in the Prospect Ranger District Quartz Mountain and Subsequent Correspondence per RAMEX claims

Dear Ron,

I am so glad to see you are progressing on the Quartz Mountain property. If I understand what you want from me, I will explain as follows; you want my considered opinion of the estimated value of 400 acres of the total reserves of silica claims on Quartz Mountain.

Reference is made to my letters of October 31, 2005 and February 29, 2008. Any mineral deposit value is predicated on the value and demand at the time the opinion is given. That being said, the value of the claims has doubled since I last examined them in October of 2005. The volume has not changed-nor will it.

The amount of tonnage in the 400 acre block at 100 feet depth equals approximately 175,000,000 tons today worth $80/ton or $14B. This is by no means the total of the deposit.

As you and I discussed, when standing on the lower end of your claims, we could see the exposed silica on three sides at over 500 feet in elevation. In my opinion, there is at least 5 times the amount as stated above. This is what I believe and seems to be consistent with the opinion of other geologist reports.

Ron, you know I am conservative by nature but I have never seen a deposit of this magnitude.

If I can be of further assistance, please advise.

[Ed. Note: The 400 acres are comprised of claims Ramex #2, #3, #4, #5, #8, #9, #10, #11, #14, #15, #16, #17, #19, #20, #21, #22, #23, #24, #25, #26]

Sincerely,



Robert L. Salmon

Robert L. Salmon
P.O. Box 1742
Rogue River, Oregon 97537
(541)-855-7403

Resume

I, Robert Salmon, am a constitutional councilor of law, having been called upon numerous times to testify both for and against the government as an expert witness.

I have been a private investigator for a mining attorney and other clients for the past 30 years. My duties included mineral claim examiner and the certification of mineral claims records.

As a mining consultant, I have hands on experience from the staking of mineral claims through the prototype into final production.

In the past 40 years, I have done hundreds of mineral evaluations on both precious metal and industrial mineral properties, from Canada to Mexico.

I have had the pleasure of working with some of the finest professional people in the business.

Robert L. Salmon
Robert L. Salmon